EXHIBIT 12

(Thousands except ratio amounts)

	Thirteen Weeks Ended
	May 5, 2001		April 29, 2000
Adjusted Earnings

Pretax earnings	$54,691		$111,950

Portion of minimum rent ($170,179 in 2001 and $182,423 in 2000) representative of interest	56,726		60,808

Interest on indebtedness	8,286		14,008

Minority interest	5,685		10,861

Total earnings as adjusted	$125,388		$197,627

Fixed Charges

Portion of minimum rent representative of interest	$56,726		$60,808

Interest on indebtedness	8,286		14,008

Total fixed charges	$65,012		$74,816

Ratio of earnings to fixed charges	1.93	x	2.64	x